SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

**Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (date of earliest event reported) November 15, 2002

VERAMARK TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-13898	16-1192368
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3750 Monroe Avenue, Pittsford, New York 14534
(Address of Principal Executive Offices including zip code)

(585) 381-6000
(Registrant's telephone number including area code)

Item 4. Changes in Registrant's Certifying Accountant.

a)   The Audit Committee of the Board of Directors of Registrant approved on November 15, 2002 the engagement of the accounting firm of Deloitte & Touche, LLP as independent accountants for the Registrant for the year ending December 31, 2002 and dismissed its past independent accountants, PricewaterhouseCoopers LLP.

PricewaterhouseCoopers LLP indicated that, although no decision had been reached, it was informing the Registrant that it might decline to stand for re-election in 2003. Registrant determined that it was in the best interests of Shareholders that alternative independent auditors be selected and to effect an orderly transition as expeditiously as possible.

b)   PricewaterhouseCoopers LLP's reports on the financial statements for the past two years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

c)   In connection with its audits for the two most recent fiscal years and through November 15, 2002, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

d)   During the two most recent fiscal years and through November 15, 2002, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

e)   The Registrant has requested that PricewaterhouseCoopers LLP furnish it a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16 to this Form 8-K.

Item 7. Financial Statements and Exhibits.

(c)   The following exhibit is filed with this report:

Exhibit (16) PricewaterhouseCoopers LLP letter to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York on November 21, 2002

Veramark Technologies, Inc.

By: /s/ Ronald C. Lundy

Ronald C. Lundy, Treasurer
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
16	PricewaterhouseCoopers LLP letter to the Securities and Exchange Commission.